TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
November 22, 2016
Manulife Financial Corporation completes Preferred Share offering
TORONTO – Manulife Financial Corporation ("Manulife") today announced that it has completed its offering of 19 million Non-cumulative Rate Reset Class 1 Shares Series 23 (the "Series 23 Preferred Shares") at a price of $25 per share to raise gross proceeds of $475 million.
The offering was underwritten by a syndicate of investment dealers co-led by RBC Capital Markets, BMO Capital Markets and Scotiabank. The Series 23 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR.R.
The Series 23 Preferred Shares were issued under a prospectus supplement dated November 15, 2016 to Manulife's short form base shelf prospectus dated December 17, 2015.
The Series 23 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.
About Manulife
Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of September 2016, we had $966 billion (US$736 billion) in assets under management and administration, and in the previous 12 months we made more than $24.4 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com